Exhibit 99.1

Scienjoy to Participate and Present in Two Upcoming Investor Conferences

BEIJING, January 22, 2024 /PRNewswire/ -- Scienjoy Holding Corporation (NASDAQ: SJ) (“Scienjoy” or the “Company”), an interactive entertainment leader in the Chinese market, today announced that its Chief Financial Officer, Mr. Denny Tang, will participate and present in both group presentation and private one-on-one meetings with analysts and investors at two upcoming investor conferences.

●	Sequire Investor Summit being held from January 23 to January 25, 2024 at Condado Vanderbilt Hotel in San Juan, Puerto Rico. For more information, please visit: https://puertorico.srax.com/.

●	The Microcap Conference being held from January 30 to Febuary 1, 2024 at Caesars Atlantic City Hotel & Casino in Atlantic City, New Jersey. For more information, please visit: https://themicrocapconference.com/.

About Scienjoy Holding Corporation

Scienjoy Holding Corporation (NASDAQ: SJ) is a pioneering Nasdaq-listed interactive entertainment leader. Driven by the vision of shaping a metaverse lifestyle, Scienjoy leverages AI-powered technology to create immersive experiences that resonate with global audiences, fostering meaningful connections and redefining entertainment. For more information, please visit http://ir.scienjoy.com/.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are characterized by future or conditional verbs such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate” and “continue” or similar words. You should read statements that contain these words carefully because they discuss future expectations and plans, which contain projections of future results of operations or financial condition or state other forward-looking information.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to the risk factors contained in the Company’s filings with the Securities and Exchange Commission, which are available for review at www.sec.gov. Forward-looking statements speak only as of the date they are made. New risks and uncertainties arise over time, and it is not possible for the Company to predict those events or how they may affect the Company. If a change to the events and circumstances reflected in the Company’s forward-looking statements occurs, the Company’s business, financial condition and operating results may vary materially from those expressed in the Company’s forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Investor Relations Contacts

Denny Tang

Chief Financial Officer

Scienjoy Holding Corporation

+86-10-64428188

ir@scienjoy.com

Ascent Investor Relations

Tina Xiao

+1-646-932-7242

investors@ascent-ir.com